American Midstream Partners, LP

2103 CityWest Blvd., Bldg. 4, Suite 800

Houston, Texas 77042

(346) 241-3400

June 11, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549-3561

Attn:	William H. Thompson, Accounting Branch Chief
Adam Phippen, Staff Accountant

RE:	American Midstream Partners, LP
Form 10-K for the Year Ended December 31, 2017
Filed April 9, 2018
Form 8-K Filed March 12, 2018
File No. 1-35257

Ladies and Gentlemen:

This letter sets forth the responses of American Midstream Partners, LP (the “Partnership,” “we,” and “our”) to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by letter dated May 11, 2018 regarding the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 (the “Annual Report”) and Exhibit 99.1 to the Partnership’s Form 8-K filed on March 12, 2018. We have repeated below the Staff’s comments and followed the comments with the Partnership’s responses.

Form 10-K for the Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

How We Evaluate Our Operations

Segment Gross Margin and Total Segment Gross Margin, page 65

1.	Please disclose the reasons why management believes that the presentation of total segment gross margin and operating margin provide useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(C) of Regulation S-K. Please also provide the same disclosure when these non-GAAP measures are disclosed under Item 2.02 of Form 8-K.

Response:

The Partnership acknowledges the Staff’s comment and will disclose why management believes that the presentation of total segment gross margin and operating margin provide useful information to investors as presented below. The Partnership undertakes to reflect such revisions in disclosure relating to total segment gross margin and operating margin in future Annual Reports on Form 10-K and future Quarterly Reports on Form 10-Q (“Future Reports”). The Partnership also undertakes to include such disclosure in future materials furnished to or filed with the Commission, including earnings releases furnished under Item 2.02 of Form 8-K.

Total Segment Gross Margin and Operating Margin

Total segment gross margin and operating margin are non-GAAP supplemental measures that we use to evaluate our performance.

We define total segment gross margin as the sum of the segment gross margins for each of our segments. For segments other than Terminalling Services, we define segment gross margin as (i) total revenue plus unconsolidated affiliate earnings less (ii) unrealized gains (losses) on commodity derivatives, construction and operating management agreement income, and the cost of sales. Segment gross margin for Terminalling Services also deducts direct operating expense which includes direct labor, general materials and supplies and direct overhead. The GAAP measure most directly comparable to total segment gross margin is Net loss attributable to the Partnership. For a reconciliation of total segment gross margin to Net loss attributable to the Partnership, see Note About Non-GAAP Financial Measures below.

We define operating margin as total segment gross margin less other direct operating expenses. The GAAP measure most directly comparable to operating margin is Net loss attributable to the Partnership. For a reconciliation of operating margin to Net loss attributable to the Partnership, see Note About Non-GAAP Financial Measures below.

Total segment gross margin is useful to investors and the Partnership’s management in understanding our operating performance because it measures the operating results of our segments before certain non-cash items, such as depreciation and amortization, and certain expenses that are generally not controllable by our business segment development managers (who are responsible for revenue generation at the segment level), such as certain operating costs, general and administrative expenses, interest expense and income taxes. Operating margin is useful to investors and the Partnership’s management for similar reasons except that operating margin includes all direct operating expenses, which allows the Partnership’s management to assess the performance of our consolidated operating managers (who are responsible for cost management at the Partnership level). In addition, because these operating measures exclude interest expense and income taxes, they are useful for investors because they remove potential distortions between periods caused by factors such as financing and capital structures and changes in tax laws and positions.

Notes about Non-GAAP Financial Measures, page 66

2.	Please tell us your basis for determining that net loss attributable to the Partnership is the most directly comparable GAAP measure to total segment gross margin and operating margin.

Response:

The Partnership acknowledges the Staff’s comment and respectfully submits that management views net income (loss) attributable to the Partnership as the most directly comparable GAAP measure to total segment gross margin and operating margin. We considered whether reconciliations to GAAP operating income (loss), rather than to a net income measure, were more meaningful. We noted that the inclusion of earnings in unconsolidated affiliates (EUA) in total segment gross margin and operating margin is not comparable to GAAP operating income (loss), since EUA is shown below operating income (loss) for GAAP purposes.

Moreover, the Partnership believes it is more helpful for investors to see reconciliations to a GAAP measure that reflects interest expense and income taxes than reconciliations to a GAAP measure that does not reflect EUA. This is because EUA is more reflective of the Partnership’s operating results than interest or taxes. In general, the amount of EUA tends to be larger than the amount of interest and taxes, so reconciliations to net income (loss) attributable to the Partnership are intended to use the GAAP measure that deviates the least from our non-GAAP measures.

Consistent with the guidance in Question 103.02 of the Staff’s Compliance and Disclosure Interpretations, the Partnership views the reconciliation of total segment gross margin, operating margin, and adjusted EBITDA to net income (loss) attributable to the Partnership as appropriate due to the fact that each of these measures exclude (a) significant non-cash items such as i) depreciation, amortization and accretion, ii) impairments of long-lived and intangible assets, iii) impairments of goodwill, and (b) certain corporate costs such as transaction expenses, debt issue costs, and non-cash compensation charges.

We also considered whether such measures are most comparable to net income (loss) attributable to the Partnership or net income (loss) (prior to noncontrolling interests). We believe it is easier for the investor to see, on a consistent basis, how the non-GAAP measures reconcile to the final figures shown on the Partnership’s statements of operations and believe a reader can easily calculate the change from net loss attributable to the Partnership to net income (loss) (prior to noncontrolling interests). We recognize that noncontrolling interest income is not included in the adjusted EBITDA performance measure, whereas noncontrolling interest income is included in total segment gross margin and operating margin. However, we believe it would be confusing to an investor to reconcile the three performance measures (total segment gross margin, operating margin, and adjusted EBITDA) to different net income (loss) measures (that is, two measures to net income (loss) and one measure to net income (loss) attributable to the Partnership).

Liquidity and Capital Resources, page 83

3.	Please revise to address the payout ratio of distributions compared to cash generated by operations and disclose management’s views as to the risk that you cannot sustain the same level of distributions in the future.

Response:

The Partnership acknowledges the Staff’s comment and undertakes to revise the disclosure under “Distributions to our unitholders” in Future Reports to provide this additional information. In the Annual Report for the year ended December 31, 2018, such revised disclosure would read as follows:

Distributions to our unitholders

In accordance with our Partnership Agreement, after making distributions to holders of our outstanding preferred units, we distribute the remainder of our available cash to our common unitholders of record within 45 days following the end of each quarter. Our distributions are determined each quarter by the Board of Directors of our General Partner based on the board’s consideration of our financial position, earnings, cash flow, current and future business needs and other relevant factors at that time. We intend to pay a quarterly distribution for the foreseeable future although we do not have a legal obligation to make distributions except as provided in our Partnership Agreement. We are, however, subject to business and operational risks that could adversely affect our cash flow and ability to fund future distributions. Please read “Risk Factors – Risks Related to Our Business – We may not have sufficient cash from operations to enable us to pay distributions to holders of our common units.”

Available cash is generally defined as the sum of our cash on hand at the end of a quarter after the payment of our expenses and the establishment of cash reserves and cash on hand resulting from working capital borrowings made after the end of the quarter. The amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record net losses for financial reporting purposes and may not make cash distributions during periods when we record net income for financial reporting purposes.

As discussed in “How We Evaluate Our Operations” above, distributable cash flow (DCF) is an important non-GAAP supplemental measure used to compare basic cash flows generated by us to the cash distributions we expect to pay the Partnership’s unitholders. The following displays our distribution coverage for the years presented (in thousands):

	Years Ended December 31,
	2018	2017	2016
Distributable Cash Flow	$	$91,121	$123,864

Limited Partner Distributions		86,215	99,474
Distribution Coverage		1.1x	1.2x

During the year ended December 31, 2018, we paid a total of approximately $[X] million of distributions to our unitholders. This was made possible primarily by $[X] million of cash generated from operating activities, $[X] million of contributions from our general partner (see Note [X] – Related Party Transactions in Part II, Item 8 of this Annual Report for more information), and approximately $[X] million of distributions relating to our unconsolidated affiliates, presented in investing activities in our statement of cash flows.

On January [X], 2019, we announced that the Board of Directors of our General Partner declared a quarterly cash distribution of $[X] per American Midstream common unit for the fourth quarter ended December 31, 2018, or $[X] per common unit on an annualized basis. The cash distribution was paid on February [X], 2019, to unitholders of record as of the close of business on February [X], 2019.

When discussing DCF as shown above, the Partnership will also include a discussion and reconciliation of DCF in accordance with Item 10(e) of Regulation S-K.

Distributions to our unitholders, page 87

4.	The $15 million of cash generated from operating activities includes $63,050,000 of the $90.8 million distributions relating to your unconsolidated affiliates. As such, it appears that the proceeds from the sale of the propane business also enabled you to pay the fiscal 2017 distributions. Please revise to disclose the portion of distributions relating to your unconsolidated affiliates not included in cash generated from operating activities and disclose that the proceeds from the sale of the propane business also enabled you to pay the distributions to unitholders.

Response:

The Partnership respectfully submits that the proceeds from the sale of the propane business were not directly applied to the payment of fiscal 2017 distributions to unitholders of approximately $89.4 million. Rather, the cash generated by operating activities ($15.0 million), the cash provided by contributions from the general partner ($46.5 million, disclosed in Note 21 – Related Party Transactions of the Notes to the Consolidated Financial Statements) and distributions from unconsolidated affiliates ($27.8 million) presented in investing activities in our statement of cash flows was sufficient.

The Partnership acknowledges the Staff’s concern that this could be clarified and undertakes to revise the disclosure under “Distributions to our unitholders” in Future Reports as provided above.

Contractual Obligations, page 88

5.	Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response:

The Partnership acknowledges the Staff’s comment and undertakes to include estimated interest payments on outstanding long-term debt obligations in the contractual obligations table in future Annual Reports as follows:

Payments due by period
Contractual Obligations	Total	Within Year 1	Year 2	Year 3	Year 4	Year 5	There- after
Long-Term Debt Obligations
Interest payments and commitment fees (n)

(n)	Includes interest payments due on senior notes and the commitment fee on assumed available capacity under our revolving credit agreements. Although there may be short-term borrowings under our revolving credit agreements, we historically repay and borrow at varying amounts. As such, we have included only the maximum commitment fee (as if no short-term borrowings were outstanding on the revolving credit agreements) in the amounts above. For additional information regarding our debt obligations, see Note 14 – Debt Obligations to our Consolidated Financial Statements.

Critical Accounting Policies

Goodwill and Intangible Assets, page 90

6.	Please revise to provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the one-step quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing the test. If a reporting unit is at risk of failing the one-step quantitative impairment test, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	the amount of goodwill allocated to the reporting unit;

•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

Response:

The Partnership acknowledges the Staff’s comment and proposes to enhance the policy discussion with discussion of key assumptions and amounts of goodwill for reporting units at risk of failing the one-step quantitative impairment test in Future Filings. The discussion will be included under “Critical Accounting Policies and Estimates” and under “Summary of Significant Accounting Policies” in the footnotes to the financial statements. An example of this revised disclosure at December 31, 2017 follows:

Critical Accounting Policies and Estimates

Goodwill. We record goodwill for the excess of the cost of an acquisition over the fair value of the net assets of the acquired business. Goodwill is reviewed for impairment at least annually or more frequently if an event or change in circumstance indicates that an impairment may have occurred. We first assess qualitative factors to evaluate whether it is more likely than not that an impairment has occurred and it is therefore necessary to perform the one-step quantitative goodwill impairment test. If the one-step quantitative goodwill impairment test indicates that the goodwill is impaired, an impairment loss is recorded, which is the difference between carrying value of the reporting unit and its fair value, with the impairment loss not to exceed the amount of goodwill recorded.

When performing a quantitative impairment test, the Partnership generally determines the fair value of its reporting units using a discounted cash flow method. In the event the Partnership enters into an agreement to sell all or substantially all of a reporting unit, the Partnership will utilize such information. While using the discounted cash flow method, we must make estimates of projected cash flows related to assets, which include, but are not limited to, assumptions about revenue growth rates, operating margins, weighted average costs of capital and future market conditions, the use or disposition of assets, estimated remaining life of assets, and future expenditures necessary to maintain current operations. We also must make certain estimates and assumptions, including, among other things, changes in general economic conditions in regions in which our markets are located, the availability and prices of energy commodities (such as natural gas, crude oil and refined products), our ability to negotiate favorable sales agreements, the risks that natural gas exploration and production activities will not occur or be successful, our dependence on certain significant customers and producers of natural gas, and competition from other companies.

Under the discounted cash flow method, the Partnership determines fair value based on estimated future cash flows and EBITDA of each reporting unit including estimates for capital expenditures, discounted to present value using the risk-adjusted industry rate, which reflects the overall level of inherent risk of the reporting unit. Cash flow projections are derived from one-year budgeted amounts and five-year operating forecasts plus an estimate of later period cash flows, all of which are evaluated by management. Subsequent period cash flows are developed for each reporting unit using growth rates that management believes are reasonably likely to occur.

Cash flow estimates are based on the annual budget for the upcoming year and forecasted amounts for multiple subsequent years. The annual budget process is typically completed near the annual goodwill impairment testing date, and management uses the most recent information for the annual impairment tests. The forecast is also subjected to a comprehensive update annually in conjunction with the annual budget process and is revised periodically to reflect new information and revised expectations.

The estimates of future cash flows and EBITDA are subjective in nature and are subject to impacts from the business risks described in “Item 1A. Risk Factors.” While we believe we have made reasonable estimates and assumptions based on available information to calculate the fair value, if future results are not consistent with our estimates, changes in fair value estimates could result in additional impairments in future periods that could be material to our results of operations.

As of December 31, 2017, the Partnership had approximately $128.9 million of goodwill on its consolidated balance sheet within seven reporting units. Of this amount, approximately $46.8 million of goodwill in two reporting units is at risk of failing the one-step quantitative test.

Specifically, the Silver Dollar reporting unit in the Liquids Pipelines and Services segment had $35.7 million in goodwill. As described in Note 10 in our Form 10-K to our accompanying financial statements, we recorded an impairment on the Silver Dollar Reporting unit during the fourth quarter of 2017; hence, fair value approximates the adjusted net book value subsequent to impairment. The 2017 impairment related primarily to cash flow assumptions included in our discounted cash flow analyses that were adversely impacted by delays in drilling and completions experienced by producers. As noted in “Item 1A. Risk Factors,” we have no control over producers or their drilling programs.

The Cushing reporting unit in the Terminalling segment had $11.1 million in goodwill as of December 31, 2017, and fair value exceeded book value by 7%. In our discounted cash flow analyses for 2017, we assumed lower utilization rates and cash flows due to required tank inspections through early 2019. The lower utilization was not previously expected in our assumptions. If the expected completion date of the inspections should differ from the assumptions made in our 2017 analysis, the amount by which fair value exceeds book value could be negatively impacted.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions

Delta House Investment, page F-17

7.	Reference is made to your disclosure in the seventh paragraph regarding the distributions you are entitled to receive as a result of your indirect interests in FPS. Please tell us your consideration of disclosing the payout threshold, where you are compared to this threshold and when you expect to reach the threshold.

Response:

The Partnership acknowledges the Staff’s comment. Holders of the Class A units of FPS have the right to receive 100% of distributions and earnings until the distributions reach twice the value of capital contributions, at which time Class B units will share in approximately 7% of distributions. The referenced disclosure is abbreviated since, under the terms of the agreement and based on management’s forecasts, the Partnership is expecting to receive 100% of the distributions from FPS until mid-2020. It should also be noted that once the Class B membership interest begins receiving distributions, such distributions are expected to be approximately between $1.0 million and $1.3 million annually (thus reducing distributions to the Partnership by that amount) until 2026; thereafter all distributions decline as a result of normal business activity. The Partnership believes based on the estimates involved and due to the fact distributions to Class B membership interest do not begin until 2020, more fulsome disclosure is unwarranted and not meaningful to an investor at this time.

10. Goodwill and intangible Assets, Net, page F-29

8.	Please disclose a description of the facts and circumstances leading to the impairment of goodwill for each year presented. Please refer to ASC 350-20-50-2a.

Response:

The Partnership acknowledges the Staff’s comment and undertakes to modify the disclosure in Future Reports as shown below in the discussions regarding the 2016 and 2017 impairments.

2016 Impairment

In the fourth quarter of 2016, we recognized additional goodwill impairment charges totaling $2.7 million related to our JP Liquids businesses reported in our Liquid Pipelines and Services reportable segment as a result of our Step Two goodwill impairment analysis. This was primarily due to changes in assumptions related to future estimated volumes using a discounted cash flow method.

We also recorded a goodwill impairment charge of $12.8 million in 2016 related to our Pinnacle Propane Express business that we disposed, which is reported in Net loss from discontinued operations in the 2016 consolidated statement of operations. This was due primarily to declines in future estimated margins as a result of increased competition and changes in propane prices.

2017 Impairment

In 2017, as a result of our annual Step One analysis in the fourth quarter, we identified that the fair value of our Silver Dollar and COSL reporting units, which are both in our Liquid Pipelines and Services segment, exceeded their carrying values. Accordingly, we recorded an impairment charge of $78.0 million, of which $61.4 million is related to Silver Dollar and $16.6 million is related to COSL. The impairments were primarily due to changes in assumptions during our annual impairment testing and related primarily to the timing of estimated drilling by producers compared to previous expectations. These assumptions were adversely impacted due to delays in drilling and completions by producers.

14. Debt Obligations

8.50% Senior Notes, page F-36

9.	We note that these notes are jointly and severally guaranteed by some of your subsidiaries. Please explain to us how your disclosures comply with Rule 3-10 of Regulation S-X.

Response:

The Partnership acknowledges the Staff’s comment and respectfully submits that the notes are not registered under the Securities Act of 1933, as amended (the “Securities Act”). The notes were sold in a private placement exempt from registration under the Securities Act. The registration statement on Form S-4, initially filed on September 21, 2017, relating to the exchange of the notes has not been declared effective under the Securities Act. The Partnership will file the disclosure required by Rule 3-10 of Regulation S-X for the requisite periods before requesting that such registration statement be declared effective.

17. Net Income (Loss) per Limited Partner Unit, page F-44

10.	Please provide us with reconciliations of the distribution amounts used in your calculation of net loss attributable to limited partners to the distribution table and related footnotes on page F-43.

Response:

Under the Partnership’s agreement of limited partnership, the Partnership is obligated to pay cumulative distributions each quarter on the Series A preferred units (which consists of the Series A-1 and A-2) and Series C preferred units in an amount equal to the greater of $0.4125, or the distribution declared on the common units. As such, the distributions are accrued at each quarter-end (the “reporting quarter”) based on the subsequent board approval of the distribution method (in the “subsequent quarter”), which may be settled in cash or paid-in-kind (“PIK”) units. To the extent the distribution is to be settled in cash, the distributions are accrued in the reporting quarter and the cash is paid in the subsequent quarter. To the extent the distribution is to be settled in PIK units, the distribution is recognized directly to equity in the reporting quarter. Distributions on the common units are recognized when declared within the reporting quarter.

The Partnership provides the Staff with the following reconciliation (in thousands):

For the year ended 12/31/2017	Series A	Series B	Series C	Series D	GP Dist.
Totals per Distribution Table
Paid in Cash	8,354	—	12,186	2,887	3,488
Accrued	—	—	—	—	—
PIK Units	10,412	—	7,153	—	—
Less: PY Accrued (Paid in CY)	(2,514)	—	(3,626)	(963)	—

Total	16,252	—	15,713	1,924	3,488
Total per EPU Calculation	16,237	—	15,712	1,925	1,053

Difference	15	—	1	(1)	2,435

12/31/2016
Totals per Distribution Table
Paid in Cash	4,935		3,089	—	2,551
Accrued	2,514		3,626	963	—
PIK Units	11,674		2,772	—	—
Less: PY Accrued (Paid in CY)	—		—	—	—

Total	19,123	—	9,487	963	2,551
Total per EPU Calculation	19,138	—	9,487	963	2,550

Difference	(15)	—	—	—	1

12/31/2015
Totals per Distribution Table
Paid in Cash	—	—	—	—	6,789
Accrued	—	—	—	—	—
PIK Units	16,978	1,373	—	—	—
Less: PY Accrued (Paid in CY)	—	—	—	—	—

Total	16,978	1,373	—	—	6,789
Total per EPU Calculation	16,978	1,373	—	—	6,790

Difference	—	—	—	—	(1)

Regarding the difference of $2,435 thousand shown under the distributions to the General Partner above (“GP Dist.” column) for the year ended December 31, 2017, the Partnership notes there was an error whereby, for disclosure purposes in Note 16, cash paid to the Series D preferred unitholders upon settlement of the Series D Units (October 2, 2017) for the excess of the settlement price over the book value and accrued but unpaid distributions (“Stub Period Settlement”) was erroneously included in cash paid on General Partner units. The error also led to the exclusion of the Stub Period Settlement from the earnings per unit (“EPU”) calculation in Note 17; such amounts should have been reflected as an in-substance distribution to the Series D unitholders for EPU purposes.

The error affected only the amounts disclosed in the tables to the footnotes for the year ended December 31, 2017, as described above (Notes 16 and 17), and for the fourth quarter 2017 and full year ended December 31, 2017 limited partner EPU figures shown in i) Part II, Item 6. “Selected Historical Financial and Operating Data,” ii) the Statement of Operations, iii) Note 17 – “Net Income (Loss) per Limited Partner Unit”, and iv) Note 24 – “Quarterly Financial Data (Unaudited).” The effect on the limited partner EPU figures shown was to decrease the loss from continuing operations per unit by $0.05 (five cents) (1%) and $0.09 (nine cents) (2%) for the full year ended December 31, 2017 and the fourth quarter of 2017, respectively (for clarity, a correction would increase such loss per unit figures).

Management believes the error is qualitatively immaterial based on the application of ASC 250-10-S99-1 (SAB Topic 1.M, “Assessing Materiality”). The error does not lead us to conclude the qualitative factors were affected in a detrimental way to a reasonable investor; that is, to highlight a few, the error did not (i) change trends, (ii) hide a failure to meet analyst expectations, (iii) relate to particular business segments or activities, (iv) affect compensation of management or compliance with covenants, or (v) conceal an unlawful transaction. The error has been determined to be quantitatively immaterial as there was no effect on the financial statements other than EPU (as noted above), and affected the amount disclosed as Net loss attributable to Limited Partners by less than 1% More importantly, as a master limited partnership, we note investors are more concerned with the amount of cash distributions each would receive (e.g. declared distribution rates per share) rather than the EPU. The Partnership has confirmed that the error is isolated to the fourth quarter of 2017. For the foregoing reasons, the Partnership does not plan to adjust the disclosure in future periods.

Based on the quantitative and qualitative considerations described above, management does not believe the error is material to our 2017 Annual Report.

The Partnership has identified the cause of the error and assessed the control implications. The error was due primarily to a clerical miscalculation as a result insufficient resources with sufficient knowledge of how to apply the Stub Period Settlement to the EPU calculations and detect such error through oversight activities. The Partnership notes this error is indicative of the first material weakness described in Item 9A “Controls and Procedures” of our Annual Report: “…we lacked sufficient oversight of activities related to our internal control over financial reporting and had an insufficient compliment of resources with an appropriate level of accounting knowledge, expertise and training commensurate with our financial reporting requirements.” The Partnership is in the process of designing and implementing controls to prevent the error’s recurrence.

23. Reportable Segments, page F-54

11.	Please disclose the amount of investment in equity method investees and total expenditures for additions to long-lived assets for each reportable segment. Please refer to ASC 280-10-50-25.

Response:

The Partnership acknowledges the Staff’s comment and notes the Partnership modified the disclosure consistent with the Staff’s comment in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 as presented below. The Partnership undertakes to include the same revisions to the disclosure in Future Reports.

	March 31, 2018	December 31, 2017
Segment assets:
Gas Gathering and Processing Services	$400,757	$404,872
Liquid Pipelines and Services	379,592	359,646
Offshore Pipelines and Services	537,548	553,213
Natural Gas Transportation Services	267,782	268,991
Terminalling Services	291,662	293,085
Other (1)	55,921	43,659

Total Assets	$1,933,262	$1,923,466

Investment in equity method investees:
Liquid Pipelines and Services	$66,421	$64,399
Offshore Pipelines and Services	272,850	284,035

Total Investment in equity method investees	$339,271	$348,434

(1)	Other assets consist primarily of corporate assets not allocable to segments, such as leasehold improvements and other current assets.

The following table sets forth capital expenditures for the periods ended March 31, 2018 and 2017 by segment:

	Three months ended March 31,
	2018	2017 (1)
Capital expenditures (1)
Gas Gathering and Processing Services	$6,654	$4,383
Liquid Pipelines and Services	6,414	370
Offshore Pipelines and Services	6,350	220
Natural Gas Transportation Services	1,338	10,228
Terminalling Services	3,705	1,811
Corporate and other	1,485	2,089

Total Capital expenditures	$25,946	$19,101

(1)	Capital expenditures for the period ended March 31, 2017 excludes expenditures made for the Propane Business of approximately $1.1 million.

Form 8-K filed March 12, 2018

Exhibit 99.1

12.	Reference is made to the reconciliation and definition of distributable cash flow on pages 11 and 15. The definition states that this non-GAAP measure excludes normalized maintenance capital expenditures; however, the reconciliation appears to present actual maintenance capital expenditures. Please advise.

Response:

The Partnership acknowledges the Staff’s comment and advises the Staff that its policy is to exclude normalized maintenance capital expenditures from distributable cash flow. The Staff is correct in noting figures used appear to be actual maintenance capital expenditures for the years ended December 31, 2017 and 2016. There were no items required to normalize maintenance capital expenditures for such years; thus, actual and normalized maintenance capital expenditures were the same. To provide greater clarity to investors, the Partnership undertakes to include a footnote in the reconciliation of distributable cash flow in Future Filings, highlighting instances when actual and normalized maintenance capital expenditures are the same amount.

13.	Reference is made to the reconciliation and definition of total segment gross margin and operating margin on page 12. In future filings, please revise to provide reconciliation in sufficient detail to allow a reader to understand the nature of the reconciling items.

Response:

The Partnership acknowledges the Staff’s comment and undertakes to provide in future filings reconciliations in sufficient detail to allow a reader to understand the nature of the reconciling items. This revised disclosure will be consistent with the more detailed reconciliation of total segment gross margin included on page 11 of the Partnership’s earnings release furnished under Item 2.02 of the Current Report on Form 8-K filed on May 15, 2018, which follows:

	Three Months ended March 31,
	2018	2017
Reconciliation of Gross Margin to Net loss attributable to the Partnership
Total Segment Gross Margin	$63,980	$60,966
Less:
Direct operating expenses	19,124	14,332
Add backs
Gains on commodity derivatives, net	60	365
Deducts
Corporate expenses	22,692	30,113
Depreciation, amortization and accretion	21,997	25,570
Gain on sale of assets, net	(95)	(21)
Interest expense	13,876	17,956
Other (income) expense	(22)	37
Other, net	26	392
Income tax expense	280	1,123
Loss from discontinued operations, net of tax	—	710
Net income attributable to noncontrolling interest	45	1,303

Net loss attributable to the Partnership	$(13,883)	$(30,184)

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call me at (346) 241-3405, or Hillary Holmes of Gibson, Dunn & Crutcher LLP at (346) 718-6602.

Very truly yours,

/s/ Eric T. Kalamaras
Eric T. Kalamaras
Senior Vice President, Chief Financial Officer

Cc:	Christopher Dial, American Midstream Partners, LP

Hillary H. Holmes, Gibson, Dunn & Crutcher LLP

Stephen G. Parker, PricewaterhouseCoopers LLP